OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

BIKEKINI (NORTH AMERICA) LLC

4040 8th lane
Vero Beach Florida
Vero Beach, FL 32960

https://www.bikekini.com


BIKEKINI
Powersports

8000 units of Class B Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 85,600 Membership Units ($107,000)

Minimum 8,000 Membership Units ($10,000)

Company	BIKEKINI (North America) LLC
Corporate Address	4040 8th lane, Vero Beach, Florida, 32960
Description of Business	Unique Power Sport Accessories
Type of Security Offered	Class B Membership Units (Non-Voting); (the "Units", or the "Securities")
Purchase Price of Security Offered	$1.25
Minimum Investment Amount (per investor)	$125.00
Pre-Money Valuation	$10,000,000 (8,000,000 units at $1.25 / unit)

Perks*

INVESTOR BENEFITS

Investment Amount	**Perks (cumulative from level 2)**
Level 1: $300 or more	**One free BIKEKINI Power Sports Travel Cover (Value $50)**
Level 2: $500 or more	**One Exclusive digitally printed BIKEKINI Power Sports Travel Cover Kit (Value $100).** *Membership of the BIKEKINI Power Sports Owners club, for annual discounts, promotions, events & news letters.*
Level 3: $1,500 or more	**Invitation to annual shareholders motorcycle rally & ride-out** (i). **Plus Level 2 Perk.** *Invitation to annual shareholders motorcycle rally & ride-out. Daytona Bike Week, Florida (Travel costs are participant's own responsibility).*
Level 4: $5,000 or	**Invitation to annual shareholders meeting** (ii). **Plus Level 2 & 3 Perks.** *Meet with the Directors, networking and an Industry professional / sports*

more	*personality presentation (Travel costs are participant's own responsibility.)*
Level 5: $10,000 or more	**10 x Raffle tickets for the Harley Davidson Custom Motorcycle** (iii) **(min value $20,000). Plus Level 2, 3 & 4 Perks.**

**All perks occur after the offering is completed.*

The 'Membership Units' will be priced at one dollar twenty five cents ($1.25) per share, [the unit price indicated market value as deemed by the board of Directors]. For the first rolling offering until closing, up to the target raise of $107,000.

For any subsequent offers, up to the maximum allowable crowdfunding raise of $1,000,000. Price of the 'Membership units' (shares or securities) may increase.

(i) Daytona Bike Week Florida - year 1. *(travel costs are participants own responsibility)*

(ii) Meet with the Directors, networking and an industry professional presentation. (travel costs are participants own responsibility)

Destination dates may change annually for (i) & (ii), this will always be timed to coincide with a Major US or European Motorcycle Rally Event.

(iii) Raffle drawn within 12 months of US launch date. Raffle prize is part of the North American launch program. Terms & conditions will apply.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Full Description of Business

BIKEKINI (NORTH AMERICA) LLC is a pure start-up in the USA. The brand concepts were developed 3 years ago in Europe and have gone through a comprehensive development program, consumer testing and a sample sales phase whilst concurrently conducting, the Patenting and Trademarking process. This is a great product, a unique idea and simple to produce with the right technology and know-how. We believe therefore and it's worth protecting and taking the correct steps prior to launching in our key target market – North America. The Power Sports products were developed with North America in mind, where the climate is extreme & changeable, and there is a mass Power Sports community of Motorcyclists, ATV's, PWC's and snowmobiles. The business in Europe has supplied more than 8,000 products to 6,000 users through event activities and online sales with limited activity and marketing support thus far. The products are being used by Ducati Dealerships, Honda Racing (HRC), World Superbike riders and a host of Motorcycle Clubs, Chapters, Annual Rally Events and Charity Associations. We also have exclusive license agreements in place with events such as the Isle of Man TT Road Races. The main reason for this, beside a cool product is our ability to fully digitally print our products for a bespoke design per customer and offer a wide design choice for consumers. Personalisation is one of the largest growing consumer trends in modern history and gives rise to the new consumer group of MassIndividuals©. The products are perfect for web personalisation and easy to ship making online a key sales channel. Power Sports Dealers love our products as we can bespoke print their Dealership information for Out of Home Advertising, Club members like to display which organisations they belong to and Annual Events are constantly looking for new practical ideas that can replace the humble T-Shirt. We intend to reach over 4MM bikers per annum through our planned event trading program in the USA.

Manufacturing and transfer of technology will be established in the USA to be close to the consumer, optimise logistics and create local employment. All of this is successfully tested in Europe and easily transferable to the North American markets where over 2,000 (1) annual motorcycle event attract upwards of 500,000 (2) bikers per event.

Other sales channels will include Dealer Distribution Networks, TV-Shopping and online market places such as Amazon, where we already have international barcodes registered in preparation for a US launch.

There are no liabilities or litigations pending in Europe and as North America is a pure start-up, we start with a blank canvas to work with, supported by all our previous expertise and know-how.

We have checked the regions competition and we believe our products occupy a unique space in the industry. Non-one does what we do. We have developed over the past three years bespoke materials that are not only waterproof, heat reflective & UV-Protective but can accept our unique digital printing process.

Importantly the products are highly profitable. This is in our opinion the 'perfect storm' in marketing terms and should be the next 'must have product' or gift in the Power Sports Industry with longevity built in as the product is practical, cool to own and we already have consumers who buy new designs each year or at each new event we attend. Why not get on board, you will not be disappointed!

Source:

(1) Csion, Database, Powersports Industry, Publications, Events List, North America

(2) Official Rally website statistics: (Sturgis MC Rally, Daytona Bike Week)

The team

Officers and directors

Bob Taylor-Hughes	Founder, CEO, & Managing Member
Richard Friedberg	Chief Operating Officer, Managing Member (via CapAm Partners, LLC))

Bob Taylor-Hughes
My name is Bob Taylor-Hughes, I am a former British Army Infantry officer Graduating from the infamous Sandhurst Royal Military Academy. Post my army service I completed a marketing MBA and have for the past 20 years worked for some of the worlds largest and well known consumer brands in senior executive roles right up to the position of President & CEO. Brands & positions include: 2015-2017 Chairman & CEO Granular Ltd London, UK Consumer Goods Marketing, Branding & Consulting 2015-2017 Vice President (Non-Executive Director) MSP Pyramids Group Egypt - North Africa FMCG Distribution & Private Label manufacturing 2011- 2014 Vice President (Executive Director) MSP Pyramids Group Egypt - North Africa FMCG Distribution & Private Label manufacturing 2010-2011 President & CEO Beiersdorf North America (USA & Canada) (Beiersdorf brands include NIVEA, Eucerin, La Prairie, Aquaphor, Attrix, Hansaplast, Elastaplast, BSN).2006- Multinational Manufacturing, sales & distribution 2006-2010 Managing Director & CEO Beiersdorf Middle East, West Asia & Africa United Arab Emirates Multinational Manufacturing, sales & distribution 2003-2006 General Manager Beiersdorf Middle East & West Asia United Arab Emirates Multinational Manufacturing, sales & distribution 2001-2003 Marketing Director Beiersdorf AG- Germany. Multinational Manufacturing, sales & distribution 2000-2001 Sales & Marketing Manager Lindt & Sprungli (Schweiz AG) Multinational Manufacturing, sales & distribution 1996 - 2000 Sales Manager Henkel-Consumer - Middle East. Gulf International United Arab Emirates Multinational brands sales & distribution Military Service (prior to civilian career) Rank - Captain, Platoon Commander, Royal Regiment of Fusiliers (C-Company) Rank - 1st Lieutenant, Platoon Commander, Royal Regiment of Fusiliers (C-Company) Rank - 2nd Lieutenant, Platoon 2ic, Queens Lancashire Regiment (B-Company) Living and working on four continents for these multinational companies, including Europe, West Asia, The Middle East and the USA & Canada has provided me with a global insight and the necessary skills to successfully grow consumer brands into household names. I have also worked extensively with large private companies & SME's, with third party distribution networks for brands such as Phillips, Gillette, Johnson & Johnson, 3M and Parachute. Motorcycles and Power Sports are my passion however. I am a former motorcycle club sport racer, an ex-national kart champion and have explored the baron deserts and wild wadi's of the middle east on adventure bikes and in 4x4's. The brand journey so far for Bikekini Power Sports has taken all the necessary (Multinational) steps. Much time & personal funds have been invested so far on protecting the concepts with patents & trademarks - we even own the 'word mark' for Bikekini. Testing has been thorough in Europe to develop consumer insights, adjust

product designs, test artworks and measure conversion rates. Activity so far has primarily taken place in logical steps; at some key MC events and developing online trade - Rapid expansion and capacity is therefore yet to be fully explored globally. This will be possible with investment funding allowing us to implement our business plans. We have attended several Major MC rallies in the USA, (in a non-trading capacity) during our consumer insight phase such as Daytona Bike Week, Biketoberfest and Arizona Bike week and have the relevant data and marketing skills to make the USA an instant success. Like all passions, even though this brand journey into North America will involve much effort & dedication, every day will be extremely rewarding, fulfilling and hopefully fun. I very much look forward to undertaking this adventure with you and creating a community of power sports enthusiasts and investors.

Richard Friedberg
My name is Dick Friedberg and I reside in Vero Beach Florida. Following an extensive career in the music industry handling globally recognized & No.1 bands, I moved into financing and venture capital. I have worked extensively over 50 years bringing major property developments to market through my company Horizon Central. Our investment platforms are comprised of and formulated around innovative programs and products affecting mankind's lifeblood, lifeline, lifelong and lifestyle regardless of gender or nationality that will be in demand both now and in the future, importantly programs that are time sensitive with low investment risk. Some of the projects include: The Residence at Marina Bay, Columbia SC. Multi Family High End Rental - 218 units Refinancing completed Harbison Development, Coumbia SC. Residential mixed use development 1800+ acres Completed & sold Shanondoah Development Noonan, GA Residential mixed use development Completed & sold Florida Timberlands (Formerly Hardaway Timber Company) Jackson County, FL Operating Timber Company Completer & sold Palm Beach Fusion Homes Palm Beach & West Palm Beach FL. 14 High End Homes. New Construction. Norden Cross Truckee, California 45 State-of-the-art ski cabins New Construction - permitting process Various University Luxury Student Housing (in various stages of progress) University of Florida, Gainesville. Indian River State College, Vero Beach, Florida. Indian River State College, Ft. Pierce, Florida. Florida Institute of Technology, Melbourne, FL. Florida International University, Miami, FL. University of Central Florida, Orlando, FL. Various University Luxury Student Housing (in various stages of progress) University of Florida, Gainesville. Indian River State College, Vero Beach, Florida. Indian River State College, Ft. Pierce, Florida. Florida Institute of Technology, Melbourne, FL. Florida International University, Miami, FL. University of Central Florida, Orlando, FL. I have many other projects either completed or in various stages of development (available on request), along with other investment platforms such as water rights, fossil fuels, renewable energy, agriculture and intellectual property. This last platform brings me nicely onto the BIKEKINI brand. Having witnessed first hand the consumer response and demand for such a simple patented idea, (everyone I have explained it to so far simply wants to buy one for their bike), and the most common feedback has been "dang- why didn't I think of that", I believe the potential for this brand in North America is simply outstanding. Robert and his team of UK designers have a host of

other power sports products in the innovation pipeline that are also unique and very consumer orientated. This is why I have partnered with Robert on this project and will support it with all my energy and experience.

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **RISK FACTORS** RISK FACTORS DISCLAIMER. Except as may be specifically stated otherwise herein, the risk factors set forth herein speak only as of the date listed above ("Disclosure Date"). Neither the subsequent delivery of this document nor any sale of membership units, shares or stock shall be deemed a representation that there has been no change in the affairs, prospects or attributes of Bikekini North America LLC. ("Company") since the Disclosure Date. This disclosure statement supersedes all prior versions. From and after the Disclosure Date, prior versions of this disclosure statement may not be relied on. BACKGROUND. Company is a start-up in North America, successful trading operations already exist in Europe. As manufacturing for North America will be established in the USA, the Companies will trade as independent entities. Planned activities include the manufacturing and sale of the Patent Granted, power sports covers under the trade name BIKEKINI®, and may develop and sell other products and services, including, without limitation, other related power sports products.
- **GENERAL STATEMENT OF RISK.** GENERAL STATEMENT OF RISK Company has limited financial and operating history in the USA, this is a pure start-up opportunity. Any investment in the Company's Class B Non-Voting Membership Units ("Class B units" or "Shares" or "Class B Shares") involves a high degree of risk of loss, and possibly total loss of that investment. The value of the Shares is volatile and there can be no assurance that Company will be profitable. The likelihood of success of Company must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with expanding and growing the business enterprise, as well as the specific risks Company faces. Realization of the objectives of Company is subject to significant economic and business risks. AN INVESTMENT IN THE SHARES IS HIGHLY SPECULATIVE. THUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW AND CONSIDER THE MATTERS DESCRIBED BELOW.
- **RISK OF UNDERSUBSCRIPTION.** RISK OF UNDERSUBSCRIPTION The Company is attempting to raise up to $107,000 through this initial offering ("Offering"), and plans to attempt to raise up to $1,000,000 through a series of rolling closes throughout the Start Engine crowd funding campaign (the "Subsequent Offer"). If this target is achieved, the Company will be able to commence operations and

trading in the USA with the initial offering only, however an accelerated plan to reach all of North America will be executed if the Subsequent offer is achieved. If either the Offering or Subsequent Offer, or both of them, are not fully subscribed, meaning that less than $1,000,000 is raised between the offerings, the Company could be at material risk of being unable to meet its financial obligations or to continue its operations (the greater the shortfall, the greater such risk), and, would be unlikely to be able to implement its business plans fully or achieve its financial goals & projections. There can be no guaranty that the Company will succeed in raising $1,000,000 through the offerings or that the proceeds will be sufficient for Company's capital needs. Further, if the Company does succeed in raising $1,000,000 through the offerings, there can be no guaranty that the Company will successfully implement its full North American business plan or achieve its financial projections, or that such proceeds will be sufficient for Company's capital needs. The minimum raise for this initial Offering is $10,000 ("Minimum Raise"). If the Minimum Raise is not achieved, the Company does not intend to accept any subscriptions. If the Minimum Raise is achieved, the Company intends to close escrow on such funds and then continue seeking and accepting further investments through a series of rolling closes, and closing escrow on any such further investments, as funds are received, with total accepted investments in the Offering to be capped at an amount not to exceed $107,000 in the initial offer and capped at $1,000,000 thereafter for any subsequent crowd funding offer. Investment funds are expected to be spent and otherwise used by the Company for its business purposes as they are released from escrow. As a result, there can be no assurance that the Company will raise sufficient funds in either the Offering or Subsequent Offer to carry out its business plan as currently proposed, or that the net proceeds from either the Offering or the Subsequent Offer will be in an amount sufficient to meet its financial obligations, continue its operations, implement its business plan or achieve its financial projections. A particular investor's investment funds will likely be spent before the Company knows whether either the Offering or Subsequent Offer will be fully subscribed. Company may not have funds available to pay any refund to which an investor may be entitled under applicable law.

- **RESTRICTIONS ON TRANSFER.** RESTRICTIONS ON TRANSFER The 'Membership Units' have not been registered under the Securities Act of 1933 or any state securities laws, and Company is not obligated to register the units. A purchaser of the units may not offer, sell, transfer, pledge, or otherwise dispose of the units unless pursuant to an effective registration statement filed under the Securities Act of 1933 and any other applicable securities laws, or unless Company receives an opinion of counsel, in form and from counsel acceptable to Company, that the offer, sale, transfer, pledge, or other disposition is exempt from the registration requirements of the Securities Act of 1933 and any other applicable securities laws, including, without limitation, any state securities laws. Additionally, units purchased cannot be resold for a period of one year, unless the units are transferred: 1. •To the Company; 2. •To an accredited investor; 3. •As part of an offering registered with the Securities and Exchange

Commission; or 4. •To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. Due to the above restrictions, it is unlikely that a purchaser may readily liquidate the purchaser's investment in the units. The certificates for all membership units, (securities, stocks or shares) shall contain a legend referencing these and other applicable restrictions on transfer. NO OVERSUBSCRIPTIONS ACCEPTED. The amount of the crowd funding offering is capped at $1,000,000 pursuant to applicable law, and there are additional limits on the amount of investment that may be accepted from individual investors. No oversubscriptions will be accepted in connection with the Offering, which means that the Company reserves the right to reject all or part of any subscription.

- **GENERAL RISK FACTORS.** GENERAL RISK FACTORS Risk factors faced by Company include, but are not limited to: (i) potential competition from competitors (who may be well established in the power sports industry and/or have significant financial resources) who develop a similar or superior competing product; (ii) in the event of insufficient sales to cover operating costs, Company may be unable to raise sufficient capital;(iii) regulatory risk from existing, new and increasing regulations and laws that could delay, prevent or restrict the sale of Company's products; (iv) Company's success is highly dependent on its intellectual property – Company's products may be alleged to infringe the intellectual property of others, or others may infringe Company's intellectual property; (v) development risks; (vi) lack of diversification of Company's products; (vii) disruptions in sales and production cycles due to changes in market demand, manufacturing or parts inventory problems, or other factors; (viii) uninsured loss; (ix) Company relies on its key personnel, the loss of any of whom could have significant repercussions on Company; (x) general economic conditions and volatile market conditions that are beyond Company's control; (xi) sales and marketing risk and development of distribution channels; (xii) low profit margins and continued pressure on profit margins; (xiv) difficulty in forecasting sales volume, including for new non-power sport uses and international markets; (xv) potential conflicts of interest; (xvi) Company is party to contracts that commit Company to long-term obligations and may not reflect current market conditions or terms that Company could secure on the open market; (xvii) increased labor costs and the ability of Company to attract and retain qualified personnel; and (xviii) warranty claims.
- **RELATED PARTY TRANSACTIONS.** RELATED PARTY TRANSACTIONS Company is party to multiple agreements and transactions with various members and directors, or entities controlled by such members and directors. The following are brief summaries of what Company management believes to be the most material of such agreements and transactions: Granular Ltd. A London / Uk based Limited Liability Company (majority Shareholder Robert Taylor-Hughes), has invested $325,000 of its private capital into the establishment & development of the European BIKEKINI® brand and its products, material development to UK-BS, JIS CPAI & US-NFPA standards, the international

trademarks and patents, including those countries where the product is patent pending. Use of trademark and patent rights are legally transferred to the US Company for an initial fee of $5,000 (to be disclosed in the 1st years trading balance sheet) for the initial offer and a total fee of $25,000 (to be disclosed in the 1st years trading balance sheet) if the subsequent offer target amounts are reached, payable to Granular Ltd. UK. An additional annual nominal fee (to be determined), for the maintenance of the patent & trademark agreements will be payable from year 2. The BIKEKINI® brand holds a global license agreement for the Isle of Man TT road races. Should TT branded products be sold in North America through the US Company, the Company is obliged to pay a sales license fee of 10% to the Isle of Man Government on the Net Sales Value, of only those TT branded products sold. The BIKEKINI® brand is in negotiation to sign a Global license agreement with Daytona International Speedway (DIS). It is expected to pay an initial license fee and a (*%) of Net Sales (*yet to be finalised). This will be for the exclusive use of the logo on the Companies patented products, and for listing in a number of their associated retail stores across the USA. Use of the logo will be leveraged annually for events such as, but not limited to: Daytona 500, Daytona BikeWeek, Biketoberfest.

- **PROJECTIONS AND ESTIMATED COSTS.** PROJECTIONS AND ESTIMATED COSTS All projections and forecasts provided by Company must be viewed only as estimates, and Company makes no warranty or guaranty that any projections, predictions or expectations will be realized. Company's business plan is based on a number of assumptions relating to costs, sales revenues and other matters. In reviewing those estimates and projections, investors need to be aware that such assumptions include that at least $107,000 will be raised in this initial Offering and that up to $1,000,000 could be raised through a rolling close process in Subsequent Offers , that a customer base will be grown at a certain rate, and that manufacturing and sales of products will increase significantly over time. Therefore, although estimated costs and projections have been made in good faith, there is no assurance that all factors influencing such costs and assumptions have been fully reflected due to variability in such factors, among others. Further, Company may be unable to raise sufficient funds, and there are a number of conditions beyond Company's control which could materially impact costs, fund raising success and projected operating results, including among others, changes in government regulation, the effect of on going terrorism, changes in general economic conditions, and the amount and time frame within which capital funding for Company is raised.
- **RISK OF MANAGING GROWTH.** RISK OF MANAGING GROWTH Company expects to expand its operations by increasing its sales and marketing efforts, research and development activities, and improving and expanding its products and offerings. The anticipated growth could place a significant strain on Company's management, and operational and financial resources. Effective management of the anticipated growth shall require expanding Company's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. There can be no assurances that these or other measures

implemented by Company shall effectively increase Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources. The failure to effectively manage growth could have a material adverse effect on Company's operations.

- **OFFERING PRICE.** OFFERING PRICE The offering price for the membership units was established by the board of directors and management of Company and is not based on any independent evaluation of Company nor any correlation to Company's book value or any historic earnings per membership unit/share. Among the factors utilized by management and the board of directors in establishing the unit price for the units were potential future. Earnings of Company projected by management and the board of directors based on the assumptions that both the current Offering and the Subsequent Offer are successful, and that the objectives in the business plan are fully achieved. There can be no assurance that Company will raise sufficient capital, will successfully execute on its business plan or that the membership units could ever be resold at or above the offering price or for any price.
- **TAX CONSEQUENCES.** TAX CONSEQUENCES The tax consequences of investing in the membership units will depend on the purchaser's particular circumstances. Neither Company, nor any of its directors, officers, members/shareholders, agents, employees, affiliates, consultants or representatives are responsible or liable for the tax consequences of an investment in the units. Purchasers must look solely to, and rely on, their own advisors with respect to the tax consequences of any investment in the units, and should consult with their own attorney regarding all legal and tax matters concerning making an investment in the units and the resulting tax consequences. Neither Company nor any representative of Company has made any promise or any guaranty that any income, gain or tax benefits will be realised from investing in any of the membership units.
- **SPECULATIVE INVESTMENT.** SPECULATIVE INVESTMENT There is no guaranteed return on any investment in the membership units. The units are a speculative investment and involve a high degree of risk of loss of any purchaser's investment. A purchaser may be unable to liquidate the purchaser's investment in the units because the units are subject to substantial transfer restrictions and because no public market exists for the units. No federal or state agency has made any recommendation or endorsement of any of the units or any finding or determination as to the fairness or quality of the units as an investment.
- **LEGAL CLAIMS.** LEGAL CLAIMS There are no legal claims outstanding against the North American Company ' Bikekini North America LLC', The European Company or the registered BIKEKINI® Brand, its owners and Directors. At the time of writing and /or pending, there are no objections or rulings against the brand trademarks, word marks or patents, (whether granted or pending).
- **GOVERNANCE.** GOVERNANCE Super Majority. The bylaws of Company, include, and the articles of incorporation of Company allow, without limitation, certain

super-majority voting standards for actions by Company's board of directors and Class A Voting 'Membership Units'. Voting Agreement. Company has been advised that a group of members and anticipated future members/shareholders that currently own, and may continue to own, a majority of the units of common stock in Company, currently to include Robert Taylor-Hughes and CAPAM Partners LLC to serve as directors and that they are likely to serve as Company's directors for the foreseeable future. Mr. David Caldwell (CV Graphics UK), will act as a consultant to the NA Company providing his esoteric printing expertise. Mr. Caldwell purchased 2 x common shares in the European Company at £10,000 per share. (£20,000 in total, approximately $26,000). As part of this agreement Mr. Caldwell holds the option to convert these two shares into equal Class A Voting shares of the North American Company at the time of the offering, valid for a period of 12 months.

- **SECURITIES OFFERINGS.** SECURITIES OFFERINGS Company has not caused the Class B 'Membership Units' offered in this Offering, to be registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended. Company is offering the Class B 'Membership Units' for sale pursuant to the exemption found in Section 4(a)(6) of the Securities Act of 1933, as amended. In addition, Company intends to rely on Regulation Crowdfunding for the Offering. The Company has relied on Section 4(a)(2) of the Securities Act of 1933, as amended, and the safe harbor rule contained in Rule 506(b). There are a number of technical requirements that must be satisfied for an issuer to rely on Regulation D or Regulation Crowdfunding. Company believes that this Offering has been made in material compliance with all applicable laws and regulations, but there is, however, the possibility that Company has not satisfied or may not satisfy all the technical requirements of Regulation D or Regulation Crowdfunding, thereby losing its right to rely on the safe harbor contained in those regulations, or Company may conduct the Offering in a way that does not otherwise qualify for exemption under Section 4(a)(2) or Section 4(a)(6) or in a way that does not materially comply with all applicable laws and regulations. If Company offers the 'Membership Units' in a way not exempt from the registration requirements under Securities Act of 1933, as amended, or similar exemptions under applicable Blue Sky (state securities) laws, or not in compliance with applicable laws, purchasers may have claims against Company for a total refund of their subscription amounts, together with interest at statutory rates and claims for attorneys' fees. Such claims, if brought, would be disruptive to Company's business, cause Company to incur significant expenses and could force a sale of Company assets to satisfy the economic demands of the claimant or leave the Company unable to satisfy such demands. Company may also accept investments from foreign investors as part of the offering or in subsequent offerings. There is a risk that any such transaction could be found to violate the laws of the applicable foreign jurisdiction, which could result in fines, restrictions or other consequences to the Company.
- **ABSENCE OF DIVIDENDS.** ABSENCE OF DIVIDENDS Company does not anticipate paying cash dividends in the near future, and does not guaranty any dividend payments, however, Company is not precluded from paying dividends

to the extent it has cash available to do so, and may pay dividends in the future if it has cash available to do so.

- **NO PREEMPTIVE RIGHTS.** NO PREEMPTIVE RIGHTS Company has waived pre-emptive rights. No shareholders in Company have any pre-emptive rights.
- **NON-VOTING SHARES OR UNITS** NON-VOTING SHARES OR UNITS The rights of holders of Class B 'Membership Units' and of Class A Voting 'Membership Units' of the Company (both classes of membership units may be referred to together as units, securities or shares), such as to dividends or liquidation proceeds, are identical (on a unit for unit basis), except that the Class B 'Membership Units' are non-voting. The Class B 'Membership Units' have no voting rights except as may otherwise be required by applicable law, and are therefore not entitled to vote for the election of directors or on other matters coming before the members for a vote. Company may issue other classes of 'Membership Units' or preferred units that have rights, preferences or dividends or other matters that are senior or preferential to the existing rights of the Class B 'Membership Units'. In the event of a liquidation, dissolution or winding up of Company, holders of 'Membership Units' are entitled to share equally and rateably in the Company's assets, if any, remaining after payment of all liabilities of the Company and the liquidation preference of any outstanding class or series of 'Membership Units'. There is no assurance that Company in the future will not issue preferred units with rights, privileges and preferences different than those granted to the 'Membership Units', that may affect, without limitation, the 'Membership Units' rights to Company assets in the event of a liquidation, dissolution or winding up of Company and priority and rights with respect to any dividends.
- **INDEMNITY OBLIGATIONS.** INDEMNITY OBLIGATIONS Company's articles of incorporation provide that Company is required to indemnify current and former directors and officers of Company to the fullest extent permitted by the laws of the State of Florida. These rights of indemnification are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, and vote of members or directors or otherwise. Company's board of directors may cause Company to indemnify employees and agents of Company.
- **DILUTION.** DILUTION In the event Company requires additional financing at any time, including without limitation, after either or both of the Offering and the Subsequent Offer, it may sell additional 'Membership Units', preferred or common stock, convertible promissory notes, warrants, options or other equity interests or interests convertible to equity, and may grant stock options, phantom equity, preferred or common stock or other form of incentive compensation to employees or others, all of which will cause the purchaser of the Class B 'Membership Units' to suffer dilution. Purchasers of the Class B 'Membership Units' may experience further dilution, especially to the extent that such additional units/shares or other equity may be issued at a price less than the price paid for the Class B 'Membership Units' in this offering.
- **EMPLOYEES & CONTRACTORS.** EMPLOYEES & CONTRACTORS The Company initially plans to use third party manufacturing contractors, until such a time

that it is more viable to operate its own manufacturing facility. Employment Laws. Employment laws are complex, technical and evolving. It is possible that a federal or state agency or court could challenge these characterizations or attempt to reclassify any of such contractors, or any other contractors of the Company, as employees. It is also possible that Company may be found or alleged to be in violation of, or having violated, one or more of such laws or regulations, including, without limitation, laws and regulations related to the classification of workers, which could result in legal action, fines or other actions against or related to Company, any of which could be disruptive to Company and cause it to incur significant expense. No Restrictive Covenants. Company's ability to restrict its employees and contractors from competing against Company or soliciting Company's clients or employees is limited under applicable law. Company does not or may not have enforceable noncompetition or non-solicitation agreements with any or all of its senior management and other employees and contractors. It is possible that one or more of Company's employees or contractors (or former employees or contractors) will or could, directly or indirectly, compete against Company or solicit Company's clients or employees. Any such actions could be damaging to Company and its business.

- **FOREIGN CITIZENS OR COMPANIES** FOREIGN CITIZENS OR COMPANIES If one or more of the directors / owners of the company are foreign individuals or foreign Limited Liability companies and their share or ownership of the companys' memberships units are greater than 20%, investors should be aware of the risk factors related to the complications of pursuing legal remedy with foreign citizens or companies.
- **CAUTIONARY STATEMENTS** CAUTIONARY STATEMENTS PROSPECTIVE INVESTORS MUST CONDUCT AND RELY ON THEIR OWN EVALUATIONS OF THE MEMBERSHIP UNITS, COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE MEMBERSHIP UNITS. READ ALL DOCUMENTS PROVIDED BY THE COMPANY CAREFULLY, INCLUDING, WITHOUT LIMITATION, THESE "RISK FACTORS". CERTAIN STATEMENTS HEREIN OR IN OTHER INFORMATION PROVIDED BY COMPANY TO INVESTORS, OR OTHERWISE MADE AVAILABLE TO INVESTORS, CONSTITUTE "FORWARD LOOKING STATEMENTS". SUCH FORWARD LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AS TO FUTURE EVENTS THAT ARE INHERENTLY UNCERTAIN AND SUBJECTIVE. COMPANY MAKES NO REPRESENTATION OR WARRANTY AS TO THE ATTAINABILITY OF SUCH ASSUMPTIONS OR AS TO WHETHER FUTURE RESULTS WILL OCCUR AS PROJECTED. THE PROJECTIONS OF COMPANY'S FUTURE PERFORMANCE ARE NECESSARILY SUBJECT TO A HIGH DEGREE OF UNCERTAINTY. ACTUAL RESULTS CAN BE EXPECTED TO VARY FROM THE RESULTS PROJECTED. SUCH VARIANCES MAY BE MATERIAL AND ADVERSE. PROSPECTIVE INVESTORS ARE EXPECTED TO CONDUCT THEIR OWN INVESTIGATIONS WITH REGARD TO COMPANY AND ITS PROSPECTS. CERTAIN PROVISIONS OF VARIOUS AGREEMENTS, TRANSACTIONS AND RELATIONSHIPS ARE SUMMARIZED HEREIN, BUT PROSPECTIVE INVESTORS SHOULD NOT ASSUME THAT THE

SUMMARIES ARE A COMPLETE STATEMENT OF THOSE PROVISIONS OR OF ALL OF THE TERMS OR PROVISIONS OF SUCH AGREEMENTS, TRANSACTIONS OR RELATIONSHIPS.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Robert Taylor-Hughes, 51.0% ownership, A Class Voting Membership Units
- CapAm Partners, 49.0% ownership, A Class Voting Membership Units

Classes of securities

- Class A (Voting) Membership Units: 8,000,000

Rights & Preferences of Each Unit or Share Class

The Company is authorized by the board to issue up to 85,600 non-voting Class B 'Membership Units' for the initial raise of $107,000 of crowd funding capital. 8,000,000 units of Class A, 'Voting Membership Units' are retained by the members of the board. The board pre-valuation of the company is $10m divided into units at $1.25 each. Subject to further rolling closes, the board has authorised a maximum amount of $1m to be raised through crowdfunding.

Voting Rights

The holders of the Company's Class A Voting ' Membership Units' are entitled to one vote for each unit held of record on all matters submitted to a vote by the members. The holders of Non-voting Class B 'membership units' are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding membership units, holders of membership units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the members. The payment of dividends on membership units will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the membership units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time, which means that members are not guaranteed to receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of membership units are entitled to share rateably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding membership units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A membership units are subject to and may be adversely affected by, the rights of the holders of units of any series of our Class B membership units, or any additional classes of membership units that we may designate in the future.

- Class B (Non-voting) Membership Units: 0

Rights & Preferences of Each Unit or Share Class

The Company is authorized by the board to issue up to 85,600 non-voting Class B 'Membership Units' for the initial raise of $107,000 of crowd funding capital. 8,000,000 units of Class A, 'Voting Membership Units' are retained by the members of the board. The board pre-valuation of the company is $10m divided into units at $1.25 each. Subject to further rolling closes, the board has authorised a maximum amount of $1m to be raised through crowdfunding.

Voting Rights

The holders of the Company's Class A Voting ' Membership Units' are entitled to one vote for each unit held of record on all matters submitted to a vote by the members. The holders of Non-voting Class B 'membership units' are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding membership units, holders of membership units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the members. The payment of dividends on membership units will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the membership units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time, which means that members are not guaranteed to receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of membership units are entitled to share rateably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding membership units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A membership units are subject to and may be adversely affected by, the rights of the holders of units of any series of our Class B membership units, or any additional classes of membership units that we may designate in the future.

What it means to be a Minority Holder

In our Company, the class and voting structure of our membership units has the effect of concentrating voting control with a few people, specifically the founders along with a small number of members/shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Class B, non-voting membership units, you will have no voting rights. Even upon a conversion of the units purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other members will still control the Company. As a minority holder, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional membership units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from a unit or stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit or stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into units or stock.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the

Company or expecting each unit to hold a certain amount of value, it is important to realise how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

RESULTS OF OPERATION (USA)

BIKEKINI (North America) LLC have not yet generated any revenues in the USA and do not anticipate doing so until we have completed the transfer of technology from the United Kingdom, and the building and delivery of product, which we do not anticipate occurring until the fourth quarter of 2017.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

The Company is currently non-trading in the USA, this is a pure start-up operation.

Note; Some products have been supplied to North American consumers on an individual basis via the European operation. These consumers have sourced and purchased online and have paid international shipping fees. So far we have shipped to 19 separate states in the USA and 3 regions in Canada. All future NA orders will be processed via the NA Company once trading is established in the USA.

Financial condition

The US start up Company is wholly owned by Robert Taylor-Hughes 51% and CAPAM Partners LLC (Florida) 49%. Up to 25% of the US Company will be sold through the various 'Offerings' and the share structure re-allocated accordingly.

Current European operations generate revenue by selling patent granted, digitally printed power sport travel covers and related accessories around the world. Sales have been made to over 31 countries including the USA & Canada. The following comments are therefore based on sales experience in Europe, similar cost structures are expected in the USA.

The Company's cost of sales expectations are based on current UK production, this includes royalty payments made under the license agreement with Granular Ltd (Uk). for use of patents and trademarks in North America. Granular Ltd (UK) is solely owned by Robert Taylor-Hughes.

Results of operations

BIKEKINI (NORTH AMERICA) LLC, is currently not generating sales.

Revenue expectations

European sales have been growing exponentially during the test sales phases and sales conversion at events is exceptional. We believe however that the U.S.A is the most important market for the brand based on our consumer insight, the size of the market, demographics and consumer spending in the category. The vast majority of our marketing and sales efforts will take place in the USA from 2018 onwards.

We can expect revenues for the North American markets to be significantly higher than in Europe for the following key reasons;

(a) The size of the consumer base for power sports vehicles is significantly higher.

(b) North American power sports owners spend significantly higher on accessories per annum than their European counterparts.

(c) North American target consumers are more concentrated due to the attendance size at annual events (up to 500,000 per event).

(d) Investment in marketing in Europe has been limited during the patent pending phases & test sales period. Funds have primarily been invested into the intellectual property, manufacturing of the unique materials and the development process from prototypes to todays finished products.

With these limited budgets a series of test events have been undertaken in Europe and development of a basic online sales presence. More than 8,000 products have been sold so far to over 31 countries, generating sales in excess of £280,000 ($US 364,000).

Cost of goods

Cost of goods in Europe for 2016 was 32.64%. We expect cost of goods manufactured in the USA in the first year of trading to be 30 to 35%, reducing to 25% by the third year of trading. Some manufacturing materials are sourced from Asia and if the weak sterling rate continues through 2017, materials costs will almost certainly rise in Europe which could be compensated by retail price increases and improved manufacturing efficiency. The strengthening of the US dollar against material imports for US production will have a positive impact on cost of goods.

Gross margins

Gross margin in Europe for 2016 was 67.36%. We expect gross margins in the USA to be 65% in the first year of trading, increasing to 70 / 75% by the third year of trading.

Based on the historical results and experience of the European Operation, the targeted revenue generation in North America coupled with planned margins, we expect the financial milestones outlined below to be achievable and the use or proceeds reasonable in our assumptions.

Expenses

The Company's planned expenses will consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses and expenses of Granular Ltd. for trademark & patent licenses.

Year ended December 31, 2016

BIKEKINI (NORTH AMERICA) LLC, is currently not generating sales.

Liquidity and capital resources

Since its formation the US Company has not yet traded and is in start-up phase. The company intends to raise a maximum of $1,000,000 through crowdfunding. The initial raise of $107,000 through Start Engine crowdfunding, followed by rolling closes up to $1,000,000. With the net proceeds from these offerings, the Company intends to use the proceeds to launch the company in the USA, set up manufacturing and local employment, increase its marketing efforts, in particular at annual power sport events and through online trading. See "Use of Proceeds" below. The Company believes that the funds from this offering will enable it to fund operations through 2018, when, based on current assumptions, it expects to reach profitability.

Indebtedness

The US company (Bikekini North America LLC) has no current debt.

The European patent & trademark owner (Granular Ltd UK) has no current debt.

Recent offerings of securities

The company has made no offerings prior to this.

Valuation

We have not undertaken any efforts to produce a valuation of the Company. The price of the 'Membership Units' merely reflects the opinion of the board as to what would be fair market value.

Financial Milestones

FINANCIAL MILESTONES

The company is investing for continued growth of the brand, all the development expenditure including patents, trademarks, word marks, product design, prototyping, brand manuals, graphic design and marketing materials have been charged to Granular Ltd, registered in the UK. To date this expenditure equates to $325,000 of Granular Ltd. private capital investment. This investment cost will not be transferred to the North American start-up Company in favour of achieving profitability for its members / shareholders sooner. Instead an initial license fee for the use of the patents & trademarks will be charged to the US company along with a nominal annual legal maintenance fee. Use of the licenses & trademarks is granted perpetually to the US company whilst it is trading. Management currently forecasts first full year of trading in the USA as: (year 1), year 2 and year 3 to produce revenues of $1.425 million, $4,950 million and $11,325 million, respectively, and believes the company will generate positive net income beginning in year 2.

The Company has an ultimate cumulative financial milestone to sell over *1million products across North America* and to generate total revenues in excess of *$50million.* A full business plan will be made available to investors at the first annual meeting.

Information below is based on the first, three years of continuous sales, with the current assortment of products only.

Year	1	2	3
Target Units	28,500	99,000	188,750
Target Sales	$1,425,000	$4,950,000	$11,325,000
Cost of Goods	35%	30%	25%
Gross Margin	65%	70%	75%
EBIT %	5%	18%	

26%

EBIT Revenue $71,250 $891,000 $2,944,500

Notes: Financial milestones quoted are based on the Company achieving the maximum crowdfunding raise of $1,000,000.

These figures are extrapolated from the Company business plan and are not guaranteed. Figures will vary based on the needs of the business and prevailing market conditions.

Liquidity and Capital Resources

LIQUIDITY AND CAPITAL RESOURCES

The company is currently generating start-up capital to establish business operations in the USA. If the company is successful in this initial offering, we will likely seek to continue to raise capital under crowd funding offerings, equity or debt issuances, or any other method available to the company.

Whether the company raises the minimum amount of $10,000, the initial offering target amount of $107,000 or the maximum crowd funding raise of $1,000,000 in the subsequent offers, The structure below outlines the liquidity structure for the foreseeable future in line with the thinking of the current Board of Directors to avoid unnecessary dilution of the value of the membership units.

For all current calculations, All units are to be calculated at $1.25 per unit for both Class A & B units.

Structure of Liquidity

Membership units	**Class 'A' Voting**
Total Authorised Units	
	8,000,000 units
Ownership structure	
Robert Taylor-Hughes	4,080,000 units (51%)
CapAm Partners (LLC)	3,920,000 units (49%)

Authorised units for sale	**Class 'B' Non-Voting**
Total Authorised units	
	800,000 units

Crowdfunding (Start Engine)	85,600 units
Other instruments (subsequent offers)	714,400 units

Total Units

<u>8,000,000 Class A 800,000 Class B</u>

Based on our forecast, with the liquidity of the anticipated targeted and full raise amount, we anticipate that we can operate the business for 12 to 18 months without revenue generation if the initial offering is fully subscribed ($107,000), and further anticipate that we can operate the business for a period of 24 to 30 months without revenue generation if the maximum crowdfunding offering is fully subscribed ($1,000,000).

At the time of this initial offering, no other instruments for finance or capital raising plans are in motion, and no further contributions from the Directors are required . The company intends to raise up to $1m in crowdfunding capital, through a series of 'rolling closes'. A further 714,400 units have been authorised to reach the $1m goal.

Indebtedness

The company has no debt. Any charges made to the company prior to the offering, will be on a current invoice basis for legal services rendered, crowd funding fees and sales & marketing preparation for entry into the US market.

Recent offerings of securities

None

Valuation

$10,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

USE OF PROCEEDS

We are seeking to raise $107,000.00 in this initial offering ("Offering") through regulation crowd funding, with a minimum target raise of $10,000. We have agreed to pay StartEngine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. The Company plans to attempt to raise up to $1,000,000 through a series of rolling closes throughout the crowd funding campaigns (the "Subsequent Offer"), We will pay Start Engine $60,000 if we raise the maximum amount of the "Subsequent Offer". The net proceeds of this offering, whether the minimum target amount or the maximum target amount is reached will be used to establish new independent operations in North America, whilst replicating best practices from the European operations.

Specifically we disperse the funds as follows and invest in:

Professional fees

Crowd funding expenses

Transfer use of Patent Rights & Brand Trademarks to North America Company

Selling, General, Admin

Engage advertising, marketing & trade marketing plans.

Upgrading of US website to online store & social media engagement programs

Employ local expertise and temporary event staff

Plant & Equipment

Acquire the necessary equipment & space for local manufacture.

Acquire display & trade equipment for annual trade events & rallies.

Working Capital

Initial materials & stock production for sale.

USE OF PROCEEDS (Financials)

	(if min $10,000 is raised)	(if $107,000 is raised)	(if max $1,000,000 is raised)
Total proceeds	**10,000**	**107,000**	**1,000,000**
Expenses			
(A) Professional Fees	600	6,420	60,000
(B) Patent & License Fees	0	5,000	25,000

Net Proceeds	**9,400**	**95,580**	**915,000**
(A) Selling, General, Admin	6,400	48,580	615,000
(A1 Sales & Marketing)	4,700	36,000	515,000
(A2 General, Admin)	1,700	12,580	100,000
(B) Plant & Equipment	0 (i)	20,000 (ii)	100,000(iii)
(C) Working Capital*	3,000	27,000	200,000

Notes; (i) Third party contracts only. (ii) Leasing of basic equipment. (iii) Purchase of complete equipment for 5 year amortization.

*Notes * Includes cash, inventory and receivables.*

Notes The above financials form part of the outline Company business plan and may vary depending on the needs of the business.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self or the directors for work undertaken thus far; Any legitimate expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any legitimate expense labeled "Travel & Entertainment" for work related travel thus far; Any legitimate expense that is for the purpose of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website. This will be available in the following location. Bikekini.com>Reports>Annual Report. This information will be made available within 120 days of the end of the issuers most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BIKEKINI (NORTH AMERICA) LLC

[See attached]

I, __Robert Taylor-Hughes__ , the __Chief Executive Officer___
of ____Bikekini (North America) LLC____ hereby certify that the financial statements of ____Bikekini (North America) LLC____ and notes thereto for the periods ending __January 1st 2015__and ____December 31th 2016_ included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.
For the year [2016] the amounts reported on our tax returns were total income of $_Nil__; taxable income of $_Nil_ and total tax of $__Nil_.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _March 15th 2017_

______________________ (Signature)

_Chief Executive Officer__ _ (Title)

_March 15th 2017___________ (Date)

BIKEKINI (NORTH AMERICA) LLC

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

PAGES

<u>**Chairman's Review Report**</u>

To Management and Stockholders
BIKEKINI (North America) LLC
4040 8th Lane
32960
Vero Beach, FL

The members of the board have reviewed the accompanying consolidated financial statements of BIKEKINI (North America) LLC, a Florida Limited Liability Company "the company", (# L15000183180), which comprises of the consolidated balance sheets as of 31th December 2016 & 2015, and the related consolidated statements for the years then ended, and the related notes to the consolidated financial statements. As the company is in start-up phase in the USA, and currently non-trading, this review is substantially less in scope than an audit or for a trading company, the objective of such a review, which is an expression of opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Managements' Responsibility for the Consolidated Financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's responsibility

Accountants have been appointed by the company to conduct accounting and review services promulgated by the accounting by the Accounting and Review Services Committee of the AICPA. The independent accountants review report will be issued following the first year of trading and following the first round of capital raise through crowd funding.

Chairman's Conclusion

Based on our board review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vero Beach, Florida
March 15th, 2017

BIKEKINI NORTH AMERICA LLC
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2016 and 2015
(Unaudited)

	December 31, 2016 (year end)	December 31, 2015 (year end)
Assets		
Current Assets		
Cash	$ -	$ -
Current Assets	-	-
Total assets	$ -	$ -
Liabilities and Members' Equity		
Total Liabilities	$ -	$ -
Commitments and contingencies (note 3)		
Members' Equity		
Members' equity		
Subscription receivable		
Total members' equity	-	-
Total liabilities and members equity	$ -	$ -

BIKEKINI (North America) LLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

		2016	2015
Revenues	$	-	-
Cost of Revenues		-	-
Gross Profit		-	-
Operating Expenses		-	-
General & Administrative		-	-
Sales & marketing		-	-
Research & development		-	-
Total operating expenses		-	-
Operating loss		-	-
Other (income) expense		-	-
Interest expense		-	-
Interest income		-	-
Other expense		-	-
Total other (income) expense		-	-
Loss before provision for income taxes		-	-
Provision for income taxes		-	-
Net Loss		-	-
Foreign currency translation adjustment		-	-
Comprehensive loss	$	-	-

BIKEKINI (NORTH AMERICA) LLC
STATEMENT OF MEMBER HOLDERS EQUITY
December 31, 2016

Class A Units			Class B Units	
Issuance of founder's units	8,000,000	$10,000,000	800,000	$1,000,000
Units issued for services	-	-	-	-
Contributed Capital	-	-	-	-
Net Income (loss)	-	-	-	-
December 31, 2016	8,000,000	$10,000,000	800,000	$1,000,000
Units issued for services	-	-	-	-
Unit option compensation	-	-	-	-
Net income (loss)	-	-	-	-
Units issued for debt conversion	-	-	-	-
Units issued for cash	-	-	-	-
Units issued for services	-	-	-	-
Conversion of preferred units	-	-	-	-
Discount on convertible debt	-	-	-	-
Unit option compensation	-	-	-	-

Note: for STATEMENT OF MEMBER HOLDERS EQUITY December 31, 2015 all units and values are nil as no shares were allocated.

BIKEKINI NORTH AMERICA LLC
CONSOLIDATED CASH FLOW STATEMENTS
DECEMBER 31, 2016 and 2015
(Unaudited)

		2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		2016	2015
Change in net Assets	$	0	0
Adjustments to reconcile change in net assets to net cash provided by (used in) operating activities			
Accounts Payable		0	0
Payroll Liabilities		0	0
Accrued Interest		0	0
Net Cash (used in) Operating Activities		0	0
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES			
Convertible Loans		0	0
Capital Stock		0	0
Additional Paid-in Capital		0	0
Net cash provided by Financing Activities		0	0
Net Change in Cash		0	0
Cash at Beginning of Year		_	_
Cash at End of Year		0	0
Interest paid		_	_

BIKEKINI (NORTH AMERICA) LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Notes:

NOTE 1. BUSINESS AND NATURE OF OPERATIONS

BIKEKINI (NORTH AMERICA) LLC is a pure start-up in the USA. The brand concepts were developed 3 years ago in Europe and have gone through a comprehensive development program, consumer testing and a sample sales phase whilst concurrently conducting, the Patenting and Trademarking process. This product is now proven and simple to produce with the right technology and know-how. The Power Sports products were developed with North America in mind, where the climate is extreme & changeable, and there is a mass Power Sports community of Motorcyclists, ATV's, PWC's and snowmobiles.

The business in Europe has supplied more than 8,000 products to 6,000 users through event activities and online sales with limited activity and marketing support thus far. The products are being used by OEM manufacturers, international sports teams and a host of Motorcycle Clubs, Chapters, Annual Rally Events and Charity Associations. The brand also has exclusive license agreements in place with events such as the Isle of Man TT Road Races and is currently negotiating with major brands and sporting events in the USA in preparation for its launch.

One major unique selling point is the ability to fully digitally print our products for a bespoke design per customer and to offer a wide design choice for consumers. Personalisation is one of the fastest growing consumer trends in the retail industry today. The sales process is designed for web personalisation and products are easy to ship making online a key sales channel. Power Sports Dealers and motorcycle clubs are purchasing the products in Europe, using our services to bespoke print their Dealership information and club chapter logos for 'Out of Home Advertising' and Annual Events are constantly looking for new practical ideas for consumers. We intend to reach over 4MM bikers per annum through our planned event-trading program in the USA.

Manufacturing and transfer of technology will be established in the USA to be close to the consumer, optimise logistics and create local employment. All of this is successfully tested in Europe and easily transferable to the North American markets where over 2,000 (1) annual motorcycle event attract upwards of 500,000 (2) bikers per event.

Other sales channels will include, but not limited to; Dealer Distribution Networks, TV-Shopping and online market places such as Amazon, where the brand already has international barcodes registered in preparation for a US launch.

Source:

(1) Csion, Database, Power sports Industry, Publications, Events List, North America

(2) Official Rally website statistics: (Sturgis MC Rally, Daytona Bike Week)

NOTE 2. INTANGIBLE ASSETS

The products are Patent Granted in Europe and Patent Pending in North America. Use of trademark and patent rights are legally transferred to the US Company for an initial fee of $5,000 (to be disclosed in the 1st years trading balance sheet) for the initial offer. Provided the subsequent offer target amounts are reached, a total fee of $25,000 is payable to Granular Ltd. UK (to be disclosed in the 1st years trading balance sheet). An additional annual nominal fee for the maintenance of the patent & trademark agreements including patent insurance will be payable from year 2. The BIKEKINI® brand holds a global license agreement for the Isle of Man TT road races. The US Company fully expects to leverage these patents and trademarks accordingly.

NOTE 3. ACCOUNTING

For the year ending 31 December 2016 the company was entitled to audit exemption relating to non-trading companies in the USA.

These accounts have been prepared in accordance with the provisions applicable to such companies.

The directors acknowledge their responsibilities for complying with the requirements of accounting records and the preparation of accounts.

The company has appointed Mar. Steve Harless, Esperante Corporate Center, 222 lake view Avenue, Ste.1750. West Palm Beach, FL 33401 as its Company Accountants.

Revised accounts will be filed by an independent CPA under state filing number: L15000183180, following the first round of capital raise through Start Engine crowd funding .

NOTE 4. STOCKHOLDERS EQUITY

Class A (voting) Memberships units
The Company has authorised 8,000,000 Class A membership units, valued $10,000,000 at $1.25 per unit. These units have been allocated to the members of the board as:

- Robert Taylor-Hughes, CEO ; 4,080,000 Class A membership units, (51%).
- CapAm Partners LLC; 3,920,000 Class A membership units, (49%).

Class B (non-voting) Membership units.
These units have been authorised for sale by the board of directors:

- 800,000 Class B membership units as:
  - 85,600 allocated for 1st round crowd funding 'Start Engine'
  - 714,400 allocated for subsequent rolling closes through crowd funding.

The Class B membership units will in total equal 800,000 membership units valued at $1M at $1.25 per unit.

A summary of the Company's stock options:

Class A Units			Class B Units	
Issuance of founder's units	8,000,000	$10,000,000	800,000	$1,000,000
Units issued for services	-	-	-	-
Contributed Capital	-	-	-	-
Net Income (loss)	-	-	-	-
December 30, 2016	8,000,000	$10,000,000	800,000	$1,000,000

Note 5 – DEBT. The Company has no outstanding debt.

Note 6 - RELATED PARTY TRANSACTIONS. The company has no related party transactions.

Note 7 - SUBSEQUENT EVENTS. "The Company has evaluated subsequent events that occurred after [31st Dec 2016] through [15th March 2017]. There have been no other events or transactions during this time that would have a material effect on the balance sheet."

Approved by the Board on 15th March 2017



and signed on their behalf by: Robert Taylor-Hughes CEO

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest Edit My Campaign Secondary BETA ICO 2.0 Summit Tess B.

BIKEKINI is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

BIKEKINI

Ride in the sun. Park in the shade.

Small OPO · Vero Beach, FL · Consumer Products
Accepting International Investment

Overview Team Terms Updates Comments Share

Why We Do What We Do

We believe in you - The Mass Individual©. Mass individuals (**MI's**) break from the norm, they are drawn together into collective communities that share common interests but remain very individual in their needs, style and outlook to create a new dynamic in consumer groups. Motorcyclists are a perfect example of this. They opt for two wheels instead of four, fresh air and freedom of the road as opposed to aircon and traffic jams. They seek their own personal style and products to reflect this.

Multinational brands mainly overlook Mass Individuals©, as individual personalisation involves too much effort. For us it's a joy & pleasure to deliver such services and to provide consumers the ability to express who they are and what ***they*** believe in.

We do of course still provide - 'off the shelf' mass consumer products, but by providing an additional personalisation service we believe it gives us a competitive edge that makes the competition irrelevant in our chosen category.




BIKEKINI

What We Do

We are product designers and marketers that have worked for some of the world's largest consumer brands, so we know what it takes to be successful (and why some brands are unsuccessful)
We take the normal mass majority ideas and redefine them, to create something innovative and new that resonates with consumers.

Our Proposition

The first products in our planned portfolio for Power Sports enthusiasts breaks the traditional me-too 'cover design' and strips it down into something small & light enough to ***fit in your pocket***! So you can always travel with them and protect your valuable assets from the elements, in particular rain, sun, UV, heat, pests, dust, tree-fall etc.

Our pocket sized Power Sport covers can be fitted in 30 seconds, lock to the bike and pack away just as quickly into a tiny pouch, so perfect for travel, commuting, rallies or to use at home in the garage.

Importantly, We have developed our own high-tech materials that are ***lightweight, waterproof, heat reflective and fire resistant***, yet can be **digitally printed** with our unique process in full HD, to provide individual printed designs in a cost effective & profitable way.

Lightweight, High-Tech & forward thinking are our core product principles, and this will be rolled out through further planned line extensions for the Power Sports community.

The Offer
Maximum 85,600 Membership Units ($107,000) - Initial Offering
Minimum 8,000 Membership Units ($10,000)
Company - BIKEKINI (North America) LLC
Type of Security Offered - Class B Membership Units (Non-Voting)
Purchase Price of Security Offered - $1.25
Minimum Investment Amount (per Investor) - $125
Pre-Money Valuation: $10,000,000.00

Investor Benefits

Investment Amount	Perks* (cumulative from level 2)

Level 1 : $300 or more - One free BIKEKINI® Power Sports Travel Cover (Value $50)

Level 2: $500 or more - One Exclusive digitally printed BIKEKINI® Power Sports Tavel Cover Kit (value $100)

+ Membership of the BIKEKINI Power Sports Owners club, for annual discounts, promotions, events & news letters.

Level 3: $1,500 or more - Invitation to annual shareholders motorcycle rally and ride-out (i). (Plus level 2 perk)

(Invitation to annual shareholders motorcycle rally & ride-out. Daytona Bike Week, Florida (Travel costs are participant's own responsibility).

Level 4: $5,000 or more - Invitation to annual shareholders meeting (ii). (Plus level 2 & 3 perks)

Meet with the Directors, networking and an Industry professional / sports personality presentation (Travel costs are participant's own responsibility.)

Level 5: $10,000 or more - 10 x raffle tickets for the Harley Davidson Custom Motorcycle (iii). Min value $20,000. (Plus level 2, 3 & 4 perks)

**All perks occur after the offering is completed*

(i) Daytona Bike Week Florida - year 1 *(travel costs are participants own responsibility).*

(ii) Meet with the Directors, networking and an industry professional presentation. *(travel costs are participants own responsibility).*

Destination and dates may change annually for (i) & (ii), this will always be timed to coincide with a Major US or European Motorcycle Rally Event.

(iii) Raffle drawn within 12 months of US launch date. Raffle prize is part of the North American launch program. Terms & conditions apply.

Our offer program is not only designed to attract investors, but also to create a community of like minded power sport enthusiasts and motorcycle riders to become ambassadors for the brand.


POCKET SIZED
POWERSPORT COVERS
WATERPROOF
HEAT REFLECTIVE
UV PROTECTION
LOCKABLE

V-twins to Scooters



Just 30 seconds to fit our covers

Mass Individuals© - The Future Consumer Group

Retail is changing rapidly as tech savvy consumers research feedback, comparisons and pricing before purchase. We believe our Patent Granted products tick all the right boxes for success and have been thoroughly tested in Europe.

This important step allows us to launch in North America with great confidence that we have the right concepts & formulas in place for global success.



Mobile & Web App

Online personalisation and purchase will be available through bikekini.com in North America.



Market Place

We have successfully tested online market place sales in Europe with International barcodes acquired.


Most Successful on-line products
Sell for under $50
Ship in small packages
Do not damage easily
Have international barcodes
Easy to understand

Global Model

We have sold products to 31 countries so far with minimal brand awareness. Imagine what is possible!


FREEDOM


TEXAS
STATE


CELL PHONE
BROKEN
GET ON
YOUR BIKE
& GO SEE EM!
THIS INFORMATION PROVIDED BY







Annual Designs

States & Flags

Clubs & Chapters


DUCATI MANCHESTER


HONDA



OEM & Dealerships

Racing Teams

Charities & Events

Our European Success

We believe our products are perfectly created for direct online purchase & personalization through our websites & mobile applications, maximizing B2C profits. We have tested this process online from the UK over the past two years. Our first phase of products have acquired global EAN codes and are approved and listed in each of the European countries through Amazon FBA.

We have sold over **8,000 products** to some **6,000 consumers** across **31 countries worldwide** during our patent development period, through our web presence and outdoor event activities with limited budgets. These numbers change weekly (in fact when we made the video just a few weeks ago - that was only 23 countries!) and this we believe is just the start once we acquire funding to expand.

We are already in negotiations with some significant US organizations that we anticipate will grant us license to use their logos exclusively on our products.
Licensed success in Europe so far includes; Ducati, Honda Racing / World Superbike, Castrol, Isle of Man TT Races, Several Charities and many annual biker events.

"Our conversion rate at European events is impressive, taking into account the size of the USA motorcycle festival community, our planned attendance of the top MC rallies will put us in direct contact with +4million bikers annually and will generate excellent brand awareness and direct sales".

Bob Taylor-Hughes, Founder & CEO.

We plan to replicate our European business test model whilst logically fine tuning the brand to meet the demands of the US consumer, a market still heavily lead by V-Twin motorcyclists, MC clubs, Chapters & Organisations. To this end we also plan to donate a percentage of profits to a suitable US charity (to be determined at our first membership meeting) and where possible *employ talent & services from former US Military Service Personnel.*

Further planned sales channels in the USA include but are not limited to: **TV Shopping, Direct Mail, Motorcycle Original Equipment Manufacturers (OEM's), Power Sport Retail Stores and Distribution Networks.**


HONDA
BIKEKINI

Motorsport Clients

We have worked with Honda Racing and their factory riders in WSBK World Super Sport

"We were very impressed how much the covers kept the bike and the fuel chilled in parc ferme prior to racing, we believe this highly contributed to our 4th place finish." **Stuart Smith, Racing Principle, Isle of Man TT races**


DUCATI
Customer Bike
do not sit
Thank You
FOR SERVICE
DO NOT SIT
THANK YOU

OEM Clients

We have been supplying showroom covers and retail products to Original Brand Owners

"I love unveiling the bike when the customer comes to collect it, it adds a real sense of customer service for our valuable clients"

Martin Brighouse, Ducati Manchester


Motorcycle
Showrooms / Dealers
REVOLUTION
SPEEDWAY.COM

Motorcycle Retailers

Retailers can protect sold products in the showroom & customer bikes in for service. They offer covers for sale or used as a low cost way to close deals with their dealership details printed on for out-of-home advertising.

"As soon as we sell a bike, we cover it up in front of the customer so they know we will look after it 100% until collection, we have had all our Bikekini covers printed with our company logo" **Dino Constantinou, Owner, CuboMoto UK.**


EVENTS
K100 XBO

Events & Rallies

The perfect take home item from a motorcycle rally.
Fits in your pocket or supplied with one our tailbags so no issues to carry one home on the bike.

"We printed a rally cover for our HOG chapter annual event and it was the best received gift ever - better than any rally T-shirt".

Paul Jackson, Head Road Captain, RedRose Chapter.


ISLE OF MAN
Official TT Merchandise
BIKEKINI

Major Sporting Events

We have a brand license for the Isle of Man TT races. Our products are sold as official TT merchandise and we have use of the **Monster Energy** logo. We will use this experience with Event & Brand owners in the USA.


A small selection of BIKEKINI events, partners, sponsor associations & customers
DUCATI
HOG
MOTOFEST
ISLE OF MAN
HONDA
HONDA RACING
FOGGY
Castrol
KyleSmith Racing

Working with Brands

Our products are ideal for personalisation by brand owners. We have enjoyed extensive work with Charity Associations, Annual Events, Racing Teams, Bike Clubs & Chapters. There are over 2,000[1] power sports events annually in the USA so the opportunities are almost endless.

1 Compiled from CISION® database, power sport publications, event lists, North America 2016

A Growing Market


KEY MARKET DATA
100M new vehicles annually
1Bn Global Vehicles
Global
Annual
10% annual growth
USA & Canada
900k New registrations
4M
12M registered
USA
Canada
Annual
4% annual growth
1Bn Global Power Sport Vehicles
Source: Statista 2016

A Dynamic Industry


TOP 10 BIKE STATES
Bikes per State
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
California
Florida
Texas
Pennsylvania
Ohio
Illinois
New York
New Jersey
Wisconsin
Michigan
Bikes per State

Globally 100M new power sports vehicles are registered each year. With more than 16M [2] registered users in the USA & Canada.

2) Source Statista.com, 2016, NA Powersports Vehicles

Source: Statista 2015

The USA & Canada has excellent data available, with the ability to target individual consumers and their preferences

Healthy Annual Spends



USA KEY MARKET DATA
Annual Revenues From US Motorcycle Industry 2014
$10bn
$32bn
$42bn
$102bn
Ripple Effect
Industry
$10bn spent on gear, accessories & Vehicles
Annual expenditure
$1,340
$439
$16,200
Average MC
Parts & Accessories
Riding Gear
4% annual growth
Bikers Spend $2,000p.a. on accessories & gear
Sources: Moto USA / LA Times

The average motorcycle price has reached $16,200 dollars and each year bikers spend on average $2,000 on gear and accessories.
(Data source: Moto USA & LA Times articles 2016)

Mass Destination Retail

RALLY STATS

Some key facts from USA MC rallies

Sturgis MC Rally	2010	2014	2015
Attendance	466,789	442,200	739,000
DOT Traffic count	583,160	538,720	1,031,055
Taxable Vendor Sales	$11.4m	$11.8m	$20.6m
Vendor Licenses issued	761	681	916

Daytona 2016	Bikeweek	Biketoberfest
Attendance	502,000	151,000
DOT Traffic count	533,110	181,300
Revenues generated	$74.8	$21.8m

Sources: Official rally websites

There are over 2,000 power sport events every year in the USA and major rally attendance figures are returning to their peak levels.
(Data sources: CSION, Sturgis & Daytona official Rally Websites)

Go-to-Market Business Plan

There are five distinct channels where we can reach our consumers and many other touch points that can be interconnected to make the brand very visible and our integrated marketing efforts effective.

Outdoor & Trade Events

With over 2,000[1] Motorcycle and power sport events in the USA alone, choosing those that have the maximum impact and direct return on investment will be our priority. Some events attract over 500,000[2] bikers which is an excellent opportunity for sponsorship, brand awareness, direct sales and engaging face to face with our end users. We have developed great expertise in this arena across Europe and know how to make an impact at events with strong brand visualisation, use of talent and offers that are easy to close. If we miss a sale - every potential customer can still return home with a coupon code to purchase online after the event. Running Competitions at these events is a proven way to build customer databases.
There are dozens of trade events for the power sports industry held in almost every state. We will carefully choose trade events based on attendance figures and return on investment calculations.

A ***roadshow team*** will be established to exhibit at these events with a strong branding presence and supporting activities to engage directly with individual consumers and decision making members of the trade.

Online

Much of our European experience has been through the development of online retail through a combination of our own websites and using popular market places such as Amazon. Online sales are extremely profitable and stores can of course run 24-7 offering next day delivery. Great efforts will be made in the USA through social media and creating communities to drive sales online. Our international barcodes are already accepted by Amazon USA and US listings already requested by Amazon which we will hold back until our brand is officially launched in North America and locally manufactured stock is available.
We believe our online personalisation services & web tools provide a really Unique Selling Point and afford us the opportunity to develop relationships with individual consumers, large associations, power sport clubs & chapters.

Legacy Retail

Retail globally is suffering at the hand of online and margins can easily be diminished. With the right model however, these still offer excellent consumer touch points and great brand association. Power sports dealers, accessory stores and resellers love to promote their own brand names and we have experienced great success through this important channel in Europe. There are a handful of major distribution networks that dominate the supply of these outlets in North America particularly through the use of annual catalogues. We aim to be listed in these catalogues once we launch in the USA and to dedicate sales personnel to handle this channel.

Brand Owners

We have achieved success with some well known brands in Europe such as Honda Motorsports and Ducati. Our product ideas make excellent add-ons for OEM's and can be printed with brand logos and provided with exact Corporate color matches. Our covers are used in power sport showrooms to protect sold products until handover and client vehicles in for service.

OEM Sports teams love the ability to have sponsors details printed on our covers and provide a unique advertising space that is currently unused.

We are also in negotiation with some large venue owners such as Daytona International Speedway, where products can be sold to spectators attending events either on-site at pop-up retails areas or through their own chain of retails stores embedded across national speedway circuits. We anticipate to sign license agreements with these companies.

Direct Sales

There are many channels to explore for direct sales such as TV shopping channels & Direct Mail campaigns. Consumer information in the USA is very powerful and individual power sports owners can be directly targeted. Research conducted thus far demonstrates a strong strike rate can be expected through such campaigns and we can expect mass sales if executed correctly.

1 Complied from CISION® database, power sport publications, event lists, North America 2016

2 Official reported attendance data from Daytona bikeweek.com and Sturgis.com 2016


USA Bike Events
DAYTONA BIKE WEEK
LEESBURG BIKEFEST
LAUGHLIN RIVER RUN
MYRTLE BEACH BIKE WEEK
ROLLING THUNDER
BIKES, BLUES & BBQ'S
BIKETOBERFEST

Meeting 4M bikers face2face

There is nothing quite like engaging with your consumers directly. Our products attract attention, they are easily affordable, meet the needs for Mass Individuals© looking for something personal. They are lightweight, compact and easy to take home.


Tv Shopping Channels
Direct Mail & Online
Brand Owners & OEM's
Distribution Networks & Resellers
Retail Stores
Events & Rallies

16m registered Powersports Consumers

Reaching registered users from available databases will also be key, as will developing tools for high conversions rates and leveraging social media & technology for a fully integrated marketing approach.


ALL MOTORCYCLES
SCOOTERS
ATV'S & QUADS
JETSKI & PWC
SKI-DOO
GOLF CART

All Power Sports catered for

Our patents cover all Power Sports products. This will allow the brand to expand into other categories beyond motorcycles. Extensive testing has taken place with some unique products in Canada for the ATV riders and jet ski users, we even have US inquiries for bespoke Golf Cart covers.

"I tried fitting the factory cover to my jetski on the water and fell in twice! The Bikekini cover fitted in seconds and kept the salt spray and harmful sunshine off my seat and paintwork, its incredibly small and I keep it in the stowage box"

Captain Warren Montgomery, Commercial Pilot, Nova Scotia



Line Extensions

The Bikekini covers are just the start into this category, there is no need to be a niche product as our bespoke fabrics are lightweight, waterproof and very durable. These can therefore be applied to a host of line extensions to continually expand the brand where profitable. Our team has great experience in consumer research to keep ahead of these trends.

"I love the bikekini tailpack that came with my cover, it easily fits on the bike and I can remove it and wear it when necessary to keep essential bits in like my phone, sunglasses and smokes - keeps all the lumps out of my leathers"

John Taylor - Amazon customer.

How It All Started

by Bob Taylor-Hughes



Whilst serving for the British Forces I truly learnt the art of travelling light - everything you need to survive should be carried by you. Heavy tents are ditched for bashas and bivvi bags, providing lightweight shelter and a degree of comfort to protect you from the elements. Comfort reduces fatigue, and high energy is paramount.



Whilst living in the Middle East for 15 years, I explored the vast deserts & wadis on my off-road bike, developing multifunctional products that would allow me to travel light. When your bike falls over in the sand, you need to be able to easily pick it up again and get going, otherwise you are already in trouble.



The resulting products offer safety, comfort and security whilst venturing into the wilds. The patented adventure bike shelter for example, has 8 x different uses from just one product. A shelter, using the bike for the frame, it also converts to a bivvi bag, a ground sheet and can be rolled & zipped up as a kit bag.

Having developed the product ideas, available materials needed improving. The end result is a new material that is lightweight, heat reflective, UV protective, digitally printable and can be wiped clean or placed in the washing machine. Attachments are all ballistic grade, rot proof and very durable. Whilst the adventure market and getting off the beaten path with your motorcycle is rapidly expanding, the mass US consumers still ride road bikes. Converting these new materials into a product that would be more useful for road bikes converged into the road model **Travel Cover**.

A bikini covers the body essentials, a BIKEKINI® covers the essentials of your motorcycle.

By removing the need to cover handlebars & screens one size fits virtually every size motorcycle and becomes small enough to fit in your pocket. Not only does this make the product very practical for travel, from a commercial perspective working capital is not tied up in many variations of the same product. Just two sizes, in two basic colours

(Red & Black with a reversible, sun reflective silver side).

Any other colour or personal design is easily printed on our base white/ silver material.

The second product is the **adventure shelter** as pictured above, also available in two colours. These products have been extremely well received by the motorcycling community (see press articles).

Our venture into the mass North American markets will be extremely exciting as our consumer testing demonstrates the massive demand for personalised products and we believe no other company is providing this. We believe that our unique printing process and patents will allow us to create new market space along with the ability to exploit this fully. Taking these concepts into the other Power Sports categories such as ATV's & JetSki's will expose us to a vast array of additional consumers.

The journey into North America will certainly be an exciting one. ***Bob Taylor-Hughes - Founder & CEO***






To be proudly made in the USA



BIKEKINI Powersports

RIDE IN THE SUN - PARK IN THE SHADE©

How We Will Use Your Funding

Our funding expenditure will be focused on two clear aims - to generate profits and provide something worthwhile back to the community. There are no guarantees in fast evolving market places, but with our strategic marketing efforts we plan to be first movers and believe we can create a dynamic new market space within the category.

We aim to leverage our recent experience, to duplicate our European sales model & develop a new manufacturing facility in the USA for local employment.

To achieve this BIKEKINI® North America Ltd. has been established

We plan efficiency through **LEAN** principles whilst continually aiming to meet demand, constantly engaging with our consumer and perpetually innovating for the near future.

Use of Proceeds (Numbers)

	If min target offering raised (1st Round)	*If target offering is raised (1st Round)*	*if maximum target offering is raised (Total Crowdfunding)*
Total Proceeds ($ US)	**10,000**	**107,000**	**1,000,000**
Expenses	-	-	-
(A) Professional Fees	600	6,420	60,000
(B) Patent & License fees	0	5,000	25,000
Net Proceeds	9,400	95,580	915,000
(A) Selling, General, Admin	6,400	48,580	615,000
(B) Plant & Equipment	-	20,000	100,000
(C) Working Capital	3,000	27,000	200,000

Use of Proceeds (information)

Our ultimate aim is to reach $1m in crowdfunding capital through a series of rolling closes. This will allow us to execute the complete go-to-market business plan. Importantly we will be able to invest in our own leased printing equipment and develop a suitable small-scale manufacturing unit, retaining processes and intellectual property in-house. We are currently vetting suitable third parties that can potentially provide the services required until we reach this investment level, allowing us to trade effectively, even if only the 1st round target offering is reached.

A roadshow team will be employed and suitable equipment sourced to mirror our European operation. This will create the necessary impact at outdoor events and trade shows.

Based on our forecast, with the liquidity of the anticipated targeted and full raise amount, we expect that we can operate the business for 12 months without revenue generation if the initial offering is fully subscribed ($107,000), and further anticipate that we can operate the business for a period of 24 to 30 months without revenue generation if the maximum crowdfunding offering is fully subscribed ($1,000,000).

Our aim is to employ capital raised timely & effectively, to achieve specific financial milestones, to deliver profits and increased membership value. Financial milestones take into account accelerated sales & marketing activities on an annual basis and reduction in manufacturing costs through increased volume production.

Financial Milestones

Year	1	2	3
Target Sales Units	28,500	99,000	188,750
Target Sales	$1,425,000	$4,950,000	S11,325,000
Gross Margin	65%	70%	75%
EBIT	5%	18%	26%
EBIT Revenue	$71,250	$891,000	$2,944,500




Bike 4 Life
CARL FOGARTY (MBE)
4 TIMES WSBK CHAMPION
RAFFLES OFF SIGNED
BIKEKINI MOTORCYCLE COVERS
FOR
MIDLANDS AIR AMBULANCE
BIKEKINI
Motorcycle covers

Our product ideas receive fantastic reception and uptake at outdoor events and glowing feedback online. Our USA focus group insights provide a very positive platform for North American success.


amazon
FEEDBACK
With most motorbike stands at car parks being out in the open this is a genius solution. . When not used it folds to a very small size and it's permanently in my backpack. Highly recommended.


amazon
FEEDBACK
An excellent item and it does what it says, great fit for a normal sized Sports/Adventure bike and with superfast free shipping, recommended.


amazon
FEEDBACK
Very clever and practical. Quick and easy.


amazon
FEEDBACK
Fantastic product.Seriously good.I'm recommending this to anyone that doesn't want to carry a full sized cover with them and wants to keep the rain (leaves, snow, bird stuff or people) off of their bike.


amazon
FEEDBACK
Whether you like the full black look, or a seat that would not cause you to stand up halfway home from a hot sunny day, this cover gives you the two options between heat reflective or a decent look.


amazon
FEEDBACK
Handy and small size to carry about.
Fits Harley Davidson sportster XL well.
It keeps the seat dry in the winter and the seat and tank are cool in the summer heat.


amazon
FEEDBACK
Awesome bit of kit. So easy to use and keeps seats dry and stops people sitting on it for photos


amazon
FEEDBACK
Dubious to begin, but turns out to be a great product - set up at home first, and all the straps are ready and easy to fit when out and about


amazon
FEEDBACK
This is the best gift I ever had from my wife. It fits my new motorcycle perfectly, super quality and packs down really small so I can use it when I commute to the office. Well done for a really great design.


amazon
FEEDBACK
Brilliant protection and easy to put on the bike when I'm parking up at work. Easier than carrying a full bike cover and messing around with that. Once set up it's a simple clip together and all done. No adjustments needed


amazon
FEEDBACK
pretty much does what it says on the tin, Left it parked with the reflective side up the other day on the side of the road and it lights up like a xmas tree when cars go by which is great as well. Would definitely recommend and on a side note got great customer service.


amazon
FEEDBACK
Great protection for my bike, especially when I'm touring. Covers the seat and tank really well and very portable - it even fits in my pocket! No more wet seats - no more paint scratches

We sincerely hope you will join our community as we venture into the mass consumer markets of North America

The BIKEKINI® Team

December 2013

Patents Filed

UK patents filed. Application GB1321557.9 6th December 2013

March 2014

Brand License

1st Exclusive Brand License issued. Isle of Man TT races and Monster Energy logo.

August 2015

Patents Granted

UK Patent Granted: GB2513686 19th Aug 2015. European Patents Filed. 14725751.3

September 2015

USPTO

US patents filed. Application number 14/771,930 Sept 1st 2015

January 2016

CIPO

Canadian Patents Filed. Application number 2,918,198 21st January 2016

December 2016

Online Sales

Sales to 23 Countries 6months after listings. (this has now reached over 31 countries)

April 2017

USPTO

US Trademark Granted. Registration #5,143,218. First use 11-1-2016

October 2017

Biketoberfest

US Product Testing & estimated first license agreement Daytona (Anticipated)

Nov 2017

StartEngine

StartEngine Kickoff. Estimated application submission and launch date.

Dec 2017

Tech Transfer

Transfer of print and material technology from UK to US company (Anticipated)

Jan 2017

Manufacture

Establish third party manufacturing contract in USA (Anticipated)

March 2018

US Launch date

Earliest US Launch date estimated at Bike week 2018 (Anticipated)

In the Press

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Meet the Founders





Bob Taylor-Hughes

Founder, CEO, & Managing Member

My name is Bob Taylor-Hughes, I am a former British Army Infantry officer Graduating from the infamous Sandhurst Royal Military Academy. Post my army service I completed a marketing MBA and have for the past 20 years worked for some of the worlds largest and well known consumer brands in senior executive roles right up to the position of President & CEO. Brands & positions include: 2015-2017 Chairman & CEO Granular Ltd London, UK Consumer Goods Marketing, Branding & Consulting 2015-2017 Vice President (Non-Executive Director) MSP Pyramids Group Egypt - North Africa FMCG Distribution & Private Label manufacturing 2011-2014 Vice President (Executive Director) MSP Pyramids Group Egypt - North Africa FMCG Distribution & Private Label manufacturing 2010-2011 President & CEO Beiersdorf North America (USA & Canada) (Beiersdorf brands include NIVEA, Eucerin, La Prairie, Aquaphor, Attrix, Hansaplast, Elastaplast, BSN).2006- Multinational Manufacturing, sales & distribution 2006-2010 Managing Director & CEO Beiersdorf Middle East, West Asia & Africa United Arab Emirates Multinational Manufacturing, sales & distribution 2003-2006 General Manager Beiersdorf Middle East & West Asia United Arab Emirates Multinational Manufacturing, sales & distribution 2001-2003 Marketing Director Beiersdorf AG- Germany. Multinational Manufacturing, sales & distribution 2000-2001 Sales & Marketing Manager Lindt & Sprungli (Schweiz AG) Multinational Manufacturing, sales & distribution 1996 - 2000 Sales Manager Henkel- Consumer - Middle East. Gulf International United Arab Emirates Multinational brands sales & distribution Military Service (prior to civilian

Richard Friedberg

Chief Operating Officer, Managing Member (via CapAm Partners, LLC))

My name is Dick Friedberg and I reside in Vero Beach Florida. Following an extensive career in the music industry handling globally recognized & No.1 bands, I moved into financing and venture capital. I have worked extensively over 50 years bringing major property developments to market through my company Horizon Central. Our investment platforms are comprised of and formulated around innovative programs and products affecting mankind's lifeblood, lifeline, lifelong and lifestyle regardless of gender or nationality that will be in demand both now and in the future, importantly programs that are time sensitive with low investment risk. Some of the projects include: The Residence at Marina Bay, Columbia SC. Multi Family High End Rental - 218 units Refinancing completed Harbison Development, Coumbia SC. Residential mixed use development 1800+ acres Completed & sold Shanondoah Development Noonan, GA Residential mixed use development Completed & sold Florida Timberlands (Formerly Hardaway Timber Company) Jackson County, FL Operating Timber Company Completer & sold Palm Beach Fusion Homes Palm Beach & West Palm Beach FL. 14 High End Homes. New Construction. Norden Cross Truckee, California 45 State-of-the-art ski cabins New Construction - permitting process Various University Luxury Student Housing (in various stages of progress) University of Florida, Gainesville. Indian River State College, Vero Beach, Florida. Indian River State College, Ft. Pierce, Florida. Florida Institute of Technology, Melbourne, FL. Florida International University, Miami, FL. University of Central

career) Rank - Captain, Platoon Commander, Royal Regiment of Fusiliers (C-Company) Rank - 1st Lieutenant, Platoon Commander, Royal Regiment of Fusiliers (C-Company) Rank - 2nd Lieutenant, Platoon 2ic, Queens Lancashire Regiment (B-Company) Living and working on four continents for these multinational companies, including Europe, West Asia, The Middle East and the USA & Canada has provided me with a global insight and the necessary skills to successfully grow consumer brands into household names. I have also worked extensively with large private companies & SME's, with third party distribution networks for brands such as Phillips, Gillette, Johnson & Johnson, 3M and Parachute. Motorcycles and Power Sports are my passion however. I am a former motorcycle club sport racer, an ex-national kart champion and have explored the baron deserts and wild wadi's of the middle east on adventure bikes and in 4x4's. The brand journey so far for Bikekini Power Sports has taken all the necessary (Multinational) steps. Much time & personal funds have been invested so far on protecting the concepts with patents & trademarks - we even own the 'word mark' for Bikekini. Testing has been thorough in Europe to develop consumer insights, adjust product designs, test artworks and measure conversion rates. Activity so far has primarily taken place in logical steps; at some key MC events and developing online trade - Rapid expansion and capacity is therefore yet to be fully explored globally. This will be possible with investment funding allowing us to implement our business plans. We have attended several Major MC rallies in the USA, (in a non-trading capacity) during our consumer insight phase such as Daytona Bike Week, Biketoberfest and Arizona Bike week and have the relevant data and marketing skills to make the USA an instant success. Like all passions, even though this brand journey into North America will involve much effort & dedication, every day will be extremely rewarding, fulfilling and hopefully fun. I very much look forward to undertaking this adventure with you and creating a community of power sports enthusiasts and investors.

Florida, Orlando, FL. Various University Luxury Student Housing (in various stages of progress) University of Florida, Gainesville. Indian River State College, Vero Beach, Florida. Indian River State College, Ft. Pierce, Florida. Florida Institute of Technology, Melbourne, FL. Florida International University, Miami, FL. University of Central Florida, Orlando, FL. I have many other projects either completed or in various stages of development (available on request), along with other investment platforms such as water rights, fossil fuels, renewable energy, agriculture and intellectual property. This last platform brings me nicely onto the BIKEKINI brand. Having witnessed first hand the consumer response and demand for such a simple patented idea, (everyone I have explained it to so far simply wants to buy one for their bike), and the most common feedback has been "dang- why didn't I think of that", I believe the potential for this brand in North America is simply outstanding. Robert and his team of UK designers have a host of other power sports products in the innovation pipeline that are also unique and very consumer orientated. This is why I have partnered with Robert on this project and will support it with all my energy and experience.

And the Rest of the Team



Dave Caldwell

Technical Advisor

Dave Caldwell has been involved in the Digital and Screenprinting industry for 36 years. As MD of his own successful Digital print and Graphic Design Company based in the UK, Dave provides finished media to large clients such a professional football teams, Sporting stadiums and recent supply and install to the MotoGP Repsol Honda team with their team vehicle livery and pit box screen graphics. Dave is a stakeholder in the UK arm of the business and brings to the team real expertise in developing specific print materials & printing technology. Dave is a qualified pilot, a former bike racer and keen petrol head, Dave is equally passionate about the industry and in providing real world solutions to meet the demands of modern Power Sports consumers. Dave will provide build-operate-transfer (BOT) support for setting up the North American print manufacturing operations and ongoing technical support.

Offering Summary

Maximum 85,600 Membership Units ($107,000)

Minimum 8,000 Membership Units ($10,000)

Company	BIKEKINI (North America) LLC
Corporate Address	4040 8th lane, Vero Beach, Florida, 32960
Description of Business	Unique Power Sport Accessories
Type of Security Offered	Class B Membership Units (Non-Voting); (the "Units", or the "Securities")
Purchase Price of Security Offered	$1.25
Minimum Investment Amount (per investor)	$125.00
Pre-Money Valuation	$10,000,000 (8,000,000 units at $1.25 / unit)

Perks*

INVESTOR BENEFITS

Investment Amount	**Perks (cumulative from level 2)**
Level 1: $300 or more	**One free BIKEKINI Power Sports Travel Cover (Value $50)**
Level 2: $500 or more	**One Exclusive digitally printed BIKEKINI Power Sports Travel Cover Kit (Value $100).** *Membership of the BIKEKINI Power Sports Owners club, for annual discounts, promotions, events & news letters.*
Level 3: $1,500 or more	**Invitation to annual shareholders motorcycle rally & ride-out** (i). **Plus Level 2 Perk.** *Invitation to annual shareholders motorcycle rally & ride-out. Daytona Bike Week, Florida (Travel costs are participant's own responsibility).*
Level 4: $5,000 or more	**Invitation to annual shareholders meeting** (ii). **Plus Level 2 & 3 Perks.** *Meet with the Directors, networking and an Industry professional / sports personality presentation (Travel costs are participant's own responsibility.)*
Level 5: $10,000 or more	**10 x Raffle tickets for the Harley Davidson Custom Motorcycle** (iii) **(min value $20,000). Plus Level 2, 3 & 4 Perks.**

**All perks occur after the offering is completed.*

The 'Membership Units' will be priced at one dollar twenty five cents ($1.25) per share, [the unit price indicated market value as deemed by the board of Directors]. For the first rolling offering until closing, up to the target raise of $107,000.

For any subsequent offers, up to the maximum allowable crowdfunding raise of $1,000,000. Price of the 'Membership units' (shares or securities) may increase.

(i) Daytona Bike Week Florida - year 1. *(travel costs are participants own responsibility)*

(ii) Meet with the Directors, networking and an industry professional presentation. (travel costs are participants own responsibility)

Destination dates may change annually for (i) & (ii), this will always be timed to coincide with a Major US or European Motorcycle Rally Event.

(iii) Raffle drawn within 12 months of US launch date. Raffle prize is part of the North American launch program. Terms & conditions will apply.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self or the directors for work undertaken thus far; Any legitimate expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any legitimate expense labeled "Travel & Entertainment" for work related travel thus far; Any legitimate expense that is for the purpose of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine
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VIDEO TRANSCRIPT (Exhibit D)

Video 1. Story Transcript:

BIKEKINI Powersports – Cover Your Assets.

Existing Motorcycle Covers are too cumbersome to travel with, difficult to fit…impossible when windy, and never go back in the darn bag they came in and therefore often end up on the garage floor. What if they were pocket sized? fitted easily in 30 seconds, packed away just as fast and stored on the bike for travel. 100% waterproof, UV protection & heat reflective for cool dry seats and pest proof. Paint Protective stormproof fastenings. Suitable for towing up to 100mph, they lock to the bike and are nighttime reflective. Compatible with V-Twin Cruisers, V-Twin Midsize, Adventure bikes, Sports Bikes, Classics, Dual-Sports, Off-Road and Street Naked Motorcycles.

But wait, I would like my own bespoke design. Bespoke printing is available online. Visit our website or smartphone app, choose your bike model, choose your design from our gallery or upload your own images & text for fully personalised digital printing services. Click BUY and your order is printed & dispatched within 48 hrs. Designs are limitless. Our patents cover all power sports vehicles: All Motorcycles, Scooters, ATV's & Quads, Jetski® & PWC's, Skidoos® and even Golf Carts. We have tested these concepts in the UK during the patent pending phase in preparation for North America. Sales to 23 countries so far (*now 30) and to Global Brand Owners. Screen shots displayed from: Honda Racing, Ducati Showrooms, Motorcycle Showrooms & Dealers and Annual Events. Our core products are Lightweight, Technical & Useful. Our lightweight bonded materials can be applied to many possible line extensions. Screen shots of: Clothes, rider wear, gear, Tank bags, Luggage, Eyewear, Buff's, footwear, Gloves & Parts. Our USA event plan. We plan to reach 4MM bikers face to face through our rally and event program such as: Daytona Bike Week, Leesburg, Laughlin River Run, Myrtle Beach, Rolling Thunder DC, Redwood River Run, Laconia, Roar, Sturgis, Wing Ding, Biketober, Bikes & Blues and the Lonestar Rally.

Bob Taylor-Hughes, Founder & CEO BIKEKINI Powersports Voiceover:

My name is Bob Taylor-Hughes, I love the American bike scene. I have successfully launched products for some of the world's largest consumer brands on four continents. Come and join our community of power sports enthusiasts and investors. We would love to have you on board.

End Titles: Come and join our Powersports Community in 2017 as we launch in North America, Thanks for Watching.

Transcript Video 2.

V-twins to Scooters.

Screen titles: Pocket Sized Power sport Covers, Waterproof, Heat Reflective, UV Protection, Lockable.

Female Voiceover:

So she rides in hot shorts…but youch! The seat is event Hotter. So before she rides to the beach treat her to a BIKEKINI Travel Cover. These patented pocket sized covers weigh just 150gms, They are waterproof, heat reflective, lock to the bike and can be fitted in just 30 seconds. They are so easy to fit and remove. Removable side straps are fully adjustable and tested in 100mph winds so they are even suitable for towing. Reflector strips are standard for hi-vis safer nighttime parking. But wait, pest love a clean motorcycle, a BIKEKINI protects your motorcycle from pests of all kinds. Want to waste your day doing this? Or spend more time with her! Look how happy she is and now she loves you again. BIKEKINI Powersports, ride in the sun – park in the shade© and remember to always cover your assets.

End Titles: Fits the following motorcycles: Buell, CanAm, Ducati, Harley-Davidson, Honda, Kawasaki, KTM, Suzuki, Triumph, Yamaha.

Ant-Rain, Anti-Heat, Anti-UV, Anti-Dust, Anti-Dew, Anti-Frost, Anti-Tree Fall, Anti-Pets, Anti-Sea Birds.

Ride in the sun – Park in the shade©

Transcript Video 3.

BIKEKINI Powersports Cover Fitting

Just 30 seconds to fit our covers (demonstration).

Titles:

Tail pack can be connected to your motorcycle. Covers supplied with 2 x storage pouches. These can double as mirror protectors. 100% waterproof, Heat Reflective & UV protection. Slide adjustable strap over rear of motorcycle. Stretch the cover forwards over the seats and tank. Connect front strap around forks, windshield or fender. Front & rear tensioners with paint protective sleeves. Fully adjustable side straps tested to 100mph winds and suitable for towing. BIKEKINI – Ride in the sun – Park in the shade©.

End Titles:

Fits the following motorcycles: Buell, CanAm, Ducati, Harley-Davidson, Honda, Kawasaki, KTM, Suzuki, Triumph, Yamaha.

Visit our websites:

For North America www.bikekini.com

For Europe www.bikekini.co.uk

Or scan the smart tag (on screen)

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

Operating Agreement

Operating Agreement

BIKEKINI (North America) LLC,
a Florida Limited Liability Company

THIS OPERATING AGREEMENT of Bikekini (North America) LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A. The Board Members have formed the Company as a Florida limited liability company under the Florida Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Florida. The Board Members hereby adopt and approve the articles of organization of the Company filed with the Florida Department of State.

B. The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

C. The Company is Managed by a board of duly appointed Managers "Board Members".

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Florida Limited Liability Company Act.

" Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/ or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Manager" means a member of the board who has significant control of the operations of the Company and its finances. Managers may not necessarily hold membership interest in the Company.

"Chairman of the Board" means the most senior Manager in the Company, the Chief Executive Officer (CEO).

"Member" means each Person who acquires Membership Interest pursuant to this Agreement or as permitted under the Florida Limited Liability Company Act. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement. Only Members with voting rights may contribute to the decisions made by the Company.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Florida Limited Liability Company Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Ownership Interest" means the Percentage Interest or Membership Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A. If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B. If ownership in the Company is expressed in Membership Units, the ratio, expressed as a percentage, of:

(1) the number of Membership Units owned by the Member (expressed as "MU" in the equation below) divided by,-

(2) the total number of Membership Units owned by all of the Members of the Company (expressed as *"TU"* in the equation below).

$$\text{Percentage Interest} = \frac{MU}{TU}$$

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability Company, or other entity, whether domestic or foreign.

"Units" mean, if ownership in the Company is expressed in Membership Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1 **Initial Capital Contributions.** The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.2 **Subsequent Capital Contributions.** Members are not obligated to make additional Capital Contributions. If subsequent Capital Contributions are agreed by the Managers consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise approved in writing by the Managers and approved by the Chairman of the Board.

2.3 **Additional** Members.

A. With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by written agreement signed by the Managers and approved by the Chairman of the Board.

B. Before a Person may be admitted as a Member or Manager of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Managers deem necessary or desirable. Membership Interests of new Members or Managers will be allocated according to the terms of this Agreement.

2.4 **Capital Accounts.** Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5 **Interest.** No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6 **Limited Liability; No Authority.** A Member or Manager will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Florida Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 **Allocations.** Unless otherwise agreed to by the Managers consent, any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

3.2 **Distributions.** The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Manager's in accordance with the Florida Limited Liability Company Act. No distribution may be made if, after the distribution, the Company would be insolvent.

3.3 **Limitations on Distributions.** The Company must not make a distribution to a Member if, after giving effect to the distribution:

A. The Company would be unable to pay its debts as they become due in the usual course of business; or

B. The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT

4.1 **Management.**

A. **Generally.** Subject to the terms of this Agreement and the Florida Limited Liability Company Act, the business and affairs of the Company will be managed by the **Managers and supervised by "the Chairman of the Board"**.

B. **Approval and Action.** Unless greater or other authorization is required pursuant to this Agreement or under the Florida Limited Liability Company Act for the Company to engage in an activity or transaction, all activities or transactions must be approved by the Managers, to constitute the act of the Company or serve to bind the Company. With such approval, the signature of any Managers authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Manager acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

C. **Certain Decisions Requiring Greater Authorization.** Notwithstanding clause B above, the following matters require unanimous approval of the Managers and consent in writing from the 'CEO' to constitute an act of the Company:

(i) A material change in the purposes or the nature of the Company's business;

(ii) With the exception of a transfer of interest governed by Article 7 of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Percentage Interest, or Voting Interest in any manner other than in accordance with this Agreement;

(iii) The merger of the Company with any other entity or the sale of all or substantially all of the Company's assets; and

(iv) The amendment of this Agreement.

4.2 Officers. The Managers are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Managers determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is chosen and appointed by the Managers; or (b) the officer is dismissed or terminated by the Managers, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Managers, and may be terminated, at any time and for any reason, by the Managers.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 Accounts. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The Company will provide former Members and their agents and attorneys access for proper purposes to records pertaining to the period during which they were Members. The Company may impose a reasonable charge, limited to the costs of labor and material, for copies of records furnished.

5.2 Records. The Managers will keep or cause the Company to keep the following business records.

(i) An up to date list of the Members, each of their respective full legal names, last known business, residential, or mailing address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

(ii) A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

(iii) A copy of the articles of organization of the Company, as may be amended from time to time ("Articles of Organization"), and any other documents filed with the Florida Department of State concerning the Company, together with copies of any power of attorney pursuant to which any Articles of Organization or certificates were executed;

(iv) The times at which or events on the happening of which any additional Capital Contributions agreed to be made by each member are to be made; and

(v) An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3 Income Tax Returns. Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4 Subchapter S Election. The Company may, upon unanimous consent of the Managers, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5 Tax Matters Member. Anytime the Company is required to designate or select a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Managers must designate one of the Managers as the tax matters partner of the Company and keep such designation in effect at all times.

5.6 Banking. All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Managers are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP - VOTING AND MEETINGS AND DISQUALIFICATION

6.1 Members and Voting Rights. The Voting Members have the right and power to vote on all matters with respect to which the Articles of Organization, this Agreement, or the Florida Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the Florida Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

6.2 Meetings of Members. Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. A written notice setting forth the date, time, and location of a meeting must be sent within a reasonable period of time before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the Florida Limited Liability Company Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Florida Limited Liability Company Act, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action but, in no event, by a vote of less than a majority of the Voting Interest that would be necessary to authorize taking such action at a meeting. If any action is taken without a meeting and without unanimous written consent of the Managers, prompt notice of such action must be sent to each Member that did not consent to the action or who was not entitled to vote on the action within ten (10) days after obtaining such authorization by written consent.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 Withdrawal. Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if all of the Members unanimously agree in a written consent. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account .

7.2 Restrictions on Transfer; Admission of Transferee. A Member holding non-voting shares may transfer Membership Interests to any other Person without the consent of any other Member. A Member holding voting shares may not transfer Membership interests to any other person without the written permission of the Chairman of the board.

A person may acquire Membership Interests directly from the Company upon the written consent of all Managers. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full.

ARTICLE 8: DISSOLUTION

8.1 **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

(i) The unanimous agreement of all Managers in a consent in writing to dissolve the Company and approval from the CEO;

(ii) Entry of a decree of judicial dissolution under 605.0702 of the Florida Limited Liability Company Act;

(iii) At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and (i) to become a Member; or (ii) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's nominee or designee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member;

(iv) The sale or transfer of all or substantially all of the Company's assets;

(v) A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

8.2 **No Automatic Dissolution Upon Certain** Events. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification.** The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under Florida law. "Proceeding," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2 **Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, Florida law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3 **Expenses Paid by the Company Prior to Final Disposition.** Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a unanimous vote of all of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification). Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL PROVISIONS

10.1 **Notice.** (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

10.2 **Entire Agreement; Amendment.** This Agreement along with the Articles of Organization (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the Florida Limited Liability Company Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the Florida Limited Liability Company Act.

10.3 **Governing** Law; **Severability.** This Agreement will be construed and enforced in accordance with the laws of the state of Florida. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action.** Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary.** This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference.** The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts.** This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

[Remainder Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement duly authorized to execute this Agreement.

Dated: 11/1/2015

Signature of CapAm Partners, LLC

Signature of Robert Taylor-Hughes

EXHIBIT
A
MEMBERS

AUTHORISED UNITS

The Company has authorised the following "Membership Units' by way of issuing "Membership Certificates"

Class A (Voting) Membership units. Total: 8,000,000 units

Class B (Non-voting) Membership units. Total: 800,000 units

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1.

Members	**Number of Class - A Membership Units**
CapAm Partners, LLC	**3,920,000 (49%)**
Robert Taylor-Hughes :	**4,080,000 (51%)**
	Number of Class - B Membership Units
Units allocated for Regulation Crowd funding	**800,000 (100%)**